The Chrysler Building
405 Lexington Avenue, 26th Floor
New York, New York 10174
(212) 907-6457

July , 2014

VIA EDGAR

United States Securities
and Exchange Commission
100 F Street, NE
Washington, D.C.  20549
Attention:	Kathryn McHale Senior Staff Attorney

Re:	Powerdyne International, Inc. Preliminary Information Statement on Schedule 14C Filed June 6, 2014 File No. 000-53259

Dear Ms. McHale:

Thank you for your June 13, 2014 letter regarding Powerdyne International, Inc. (“Powerdyne”).  In order to assist you in your review of Powerdyne’s Schedule 14C, we hereby submit a letter responding to the comments and Amendment No. 1 to Schedule 14C marked to show changes.  For your convenience, we have set forth below the staff’s numbered comments in their entirety followed by our responses thereto.

Item 1. Information Statement

General

1.
Please revise the information statement to include financial statements under Item 13 of Schedule 14A. Alternatively, provide the Staff with your legal and factual analysis supporting your conclusion that audited financial statements are not required. Please consider Note A to Schedule 14A and Item 11 issuance of the convertible securities.

Response: We have reviewed the Instructions to Item 13 of Schedule 14A, and respectfully submit that we do not believe that any of the information set forth under by paragraph (a) of Item 13 is required to be disclosed in the Schedule 14C by reason of its lack of materiality because, among other things,  the matter to be acted upon is the authorization of additional common stock, and not senior securities.  Please also note that since the time of the original filing of the Schedule 14C, substantially all of the outstanding convertible debt has been extinguished such that there is  only $17,000 of such debt remaining.  As a result,  the dilutive effect of this debt can now be more accurately  calculated. If the remaining $17,000 of the debt was converted at today’s market prices, the company actually would not need to increase its authorized stock by any amount of shares.  The current authorized stock would be sufficient to satisfy the conversion.  However, the company still needs to increase its authorized stock to be able to take advantage of future opportunities that may require more stock than the number of shares remaining available for grant.

United States Securities and Exchange Commission
June    , 2014

2.	Add a section that includes the pro forma information required by Item 13 of Schedule 14A.

Response: We respectfully submit that we do not believe that the pro forma information contemplated by paragraph (a) of Item 13 is material or otherwise required to be disclosed in the Schedule 14C because, among other things, the matter to be acted upon is only the authorization of additional common stock, which we do not believe is material .

Amendment of Certificate of Incorporation, page 4

3.
Include disclosure in this section that provides the exact amounts of the dilutive effect of the conversion of the convertible securities on earnings per share and the book value per share of your common stock. In addition, revise to include the percentage by which the existing stockholders’ ownership will decrease upon the conversion of the convertible securities.

Response: We have included the requested information.

Security Ownership of Executive Officers, Directors and Five Percent Stockholders, page 5

4.
Revise the table to include the convertible debt. Add columns showing the shares of common stock that the beneficial owners will hold if the convertible securities are converted, and their percentages of ownership after conversion. If the investors in the private placement could beneficially own more than 5% of your outstanding common stock when the convertible securities are converted, please include such persons in the revised table.

Response: Please note that insofar as the notes held by the investors in the private placement all have provisions limiting the conversion of the notes held by each if the conversion would result in the ownership of in excess of 5% of our outstanding common stock. As such, we have  revised the chart to include disclosure regarding the number of shares to be owned by the beneficial owners if the convertible securities are converted but not included such persons in the table

United States Securities and Exchange Commission
June    , 2014

We acknowledge that the adequacy and accuracy of the disclosure in our filings is our responsibility.  We acknowledge that the staff comments or changes to disclosure do not foreclose the Commission from taking any action with respect to the filings.  We acknowledge that the company may not assert staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, would like to discuss our response or otherwise need additional information, please contact the undersigned at (516) 496-2223 or (212) 907-6457.

Sincerely,

/s/ Leslie Marlow
Leslie Marlow
Partner